

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 30, 2012

Via E-mail
Mr. Michael D. Price
President and Chief Executive Officer
Platinum Underwriters Holdings, Ltd.
The Belvedere Building
69 Pitts Bay Road
Pembroke HM 08, Bermuda

> **Re:** **Platinum Underwriters Holdings, Ltd.**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed February 21, 2012**
> **File No. 001-31341**

Dear Mr. Price:

We have reviewed your August 16, 2012 response to our August 10, 2012 comment letter and have the following comments.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Notes to Consolidated Financial Statements
10. Statutory Regulation and Dividend Capacity, page F-25

1. We acknowledge your proposal to remove the word "audited" in response to prior comment one; however, we believe that your proposal to include language explaining that the information is preliminary and subject to revision as statutory financial statements are due later is not appropriate. We do not believe that the timing of filing your statutory financial statements should affect the amounts required to be disclosed in your GAAP financial statements. Please confirm that you will not include this exculpatory language.

2. Please address the following:

- Disclose statutory capital and surplus necessary to satisfy regulatory requirements to comply with ASC 944-505-50-1b.

- Remove reference to "unaudited" relating to the maximum amount available for payment of dividends. In addition, disclose the amount of retained earnings not available for the payment of dividends by Platinum Holdings to its stockholders and the amount that may not be transferred to Platinum Holdings by its subsidiaries to comply with ASC 944-505-50-1c and rule 4-08(e) of Regulation S-X.

Please contact Frank Wyman, Staff Accountant, at (202) 551-3660 or Mary Mast, Senior Staff Accountant at (202) 551-3613, if you have any questions regarding this comment. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief
Accountant